Exhibit 99.3

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM EDT August 12, 2025. SaverOne 2014 Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12 p.m. EDT on August 12, 2025) The undersigned Holder of American Depositary Receipts (“ADRs” ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of SaverOne 2014 Ltd. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business July 18, 2025 , at the Company’s Annual General Meeting to be held on August 17, 2025, 3:00 p.m. Israel time at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel. NOTE: Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions. The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement. SaverOne 2014 Ltd. Annual General Meeting of Shareholders BNY: PO BOX 505006, Louisville, KY 40233 - 5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided Your vote matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. For Shareholders of record as of July 18, 2025 Sunday, August 17, 2025 3:00 PM, Israel Time Em Hamoshavot Rd. 94, Petah Tikva, Israel

SaverOne 2014 Ltd. Annual General Meeting of Shareholders Please make your marks like this: YOUR VOTE PROPOSAL AGAINST ABSTAIN FOR 1. To re - elect Yaron Beeri as a Class I Director for a three - year term. 2. To re - elect Sharon Schrieber to the Company's Board of Directors as an external director for a three - year term ending August 18, 2028. 3. To approve an increase of the Company's registered share capital from NIS 100,000,000, divided into 10,000,000,000 Ordinary Shares NIS 0.01 par value per share each (the "Ordinary Shares") to NIS 5,000,000,000 divided into 500,000,000,000 Ordinary Shares, and to amend the Company's Articles of Association accordingly. 4. To authorize the Company's Board to effect a reverse share split of the Company's issued and outstanding Ordinary Shares, NIS 0.01 par value per share, in the range of a ratio between 1:50 and 1:200, such that, depending on the ratio, every fifty Ordinary Shares and up to two hundred Ordinary Shares shall be converted into one Ordinary Share with no change to the par value, to be effected at the discretion of, and at such ratio and on such date to be determined by the Board, but not later than 12 months after the date of the Meeting, and to approve conforming amendments to the Company's Articles of Association to reflect such reverse share split. 5. To approve the re - appointment Fahn Kanne & Co. Grant Thornton Israel as the Company's independent registered public accounting firm for the year ending December 31, 2025, and until the Company's next annual general meeting of shareholders, and to authorize the Board to fix such accounting firm's compensation. 6. To discuss the auditor's report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2024 and to transact such other business as may properly come before the meeting. Non - Voting Proposal Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly)